Exhibit (a)(5)(d)

For Immediate Release

Arbor Pharmaceuticals Completes Successful Tender Offer for Shares of XenoPort

Atlanta, GA, and Santa Clara, CA — July 5, 2016 — Arbor Pharmaceuticals, LLC (“Arbor”) and XenoPort, Inc. (“XenoPort”) (NASDAQ: XNPT) today announced the successful completion of Arbor’s tender offer to purchase all issued and outstanding shares of XenoPort’s common stock for $7.03 per share in cash. The tender offer expired as scheduled at 11:59 p.m., New York City time, on July 1, 2016.

As of the expiration of the tender offer, approximately 40,205,673 shares of XenoPort common stock (excluding 956,432 shares tendered by guaranteed delivery) were validly tendered and not withdrawn in the tender offer, representing 62.95% of XenoPort’s outstanding shares, according to Computershare, the depositary for the tender offer. The condition to the tender offer that at least a majority of XenoPort’s outstanding shares (when added to those held by Arbor Pharmaceuticals, Inc. (“Parent”) and its affiliates) be validly tendered and not withdrawn has been satisfied. As a result, AP Acquisition Sub, Inc., a wholly owned subsidiary of Arbor, has accepted for payment and will promptly pay for all validly tendered shares (and any additional shares tendered pursuant to guaranteed delivery procedures unless actual delivery does not occur).

Arbor expects to complete the acquisition of the remaining eligible XenoPort shares not acquired in the tender offer today through a merger in accordance with Section 251(h) of the General Corporation Law of the State of Delaware.

As a result of the merger, all remaining eligible XenoPort shares not acquired in the tender offer will be converted into the right to receive $7.03 per share in cash, without interest and less any applicable tax withholding, the same price that was paid in the tender offer. Eligible shares exclude shares (i) owned by XenoPort or held in XenoPort’s treasury, (ii) owned by Arbor, Parent or any other wholly owned subsidiary of Parent or (iii) owned by XenoPort stockholders who properly exercised appraisal rights under Delaware law.

Following completion of the merger, XenoPort shares will cease to be traded on NASDAQ.

About Arbor Pharmaceuticals

Arbor Pharmaceuticals, LLC, headquartered in Atlanta, Georgia, is a specialty pharmaceutical company currently focused on the cardiovascular, hospital and pediatric markets. The company has over 600 employees including approximately 500 sales professionals promoting its products to physicians, hospitals and pharmacists. Arbor currently markets over twenty NDA or ANDA approved products with over 35 more in development.

For more information regarding Arbor Pharmaceuticals or any of its products, visit www.arborpharma.com or send email inquiries to info@arborpharma.com.

About XenoPort

XenoPort, Inc. is a biopharmaceutical company focused on commercializing HORIZANT® (gabapentin enacarbil) in the United States. XenoPort has entered into a clinical trial agreement with the National Institute on Alcohol Abuse and Alcoholism (NIAAA) under which the NIAAA has initiated a clinical trial evaluating HORIZANT as a potential treatment for patients with alcohol use disorder. REGNITE® (gabapentin enacarbil) Extended-Release Tablets is being marketed in Japan by Astellas Pharma Inc. XenoPort has granted exclusive world-wide rights for the development and commercialization of its clinical-stage oral product candidate, arbaclofen placarbil, to Indivior PLC for all indications. XenoPort has granted exclusive U.S. rights for the development and commercialization of its clinical-stage oral product candidate, XP23829, to Dr. Reddy’s Laboratories. XenoPort’s other clinical-stage product candidate, XP21279, is a prodrug of levodopa that is a potential treatment for patients with idiopathic Parkinson’s disease.

To learn more about XenoPort, please visit the website at www.XenoPort.com.

XenoPort Forward-Looking Statements

This press release contains “forward-looking” statements, including, without limitation, statements about the proposed acquisition of XenoPort by Arbor, and other matters that are not historical facts. Any statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Words such as “believe,” “could,” “intend,” “may,” “plans,” “potential,” “will” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon XenoPort’s current expectations. Forward-looking statements involve risks and uncertainties. XenoPort’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: the parties’ ability to satisfy the conditions to the consummation of the merger set forth in the merger agreement between the parties and the possibility of any termination of the merger agreement between the parties. These and other risk factors are discussed under the heading “Risk Factors” in XenoPort’s SEC filings and reports, including in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 5, 2016. XenoPort expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

HORIZANT, REGNITE and XENOPORT are registered trademarks of XenoPort, Inc.

Arbor Media Contact

Brian Adams

Phone: 404-496-5915

Email: brian.adams@arborpharma.com

XenoPort IR and Media Contact

Jackie Cossmon

Phone: 408-616-7220

Email: ir@XenoPort.com

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